                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                                SCHEDULE 13G
          INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               -------------

                             (Amendment No. 1)*

                      The Estee Lauder Companies Inc.
 --------------------------------------------------------------------------
                              (Name of Issuer)

        Class A Common Stock,                      518439 10 4
      par value $.01 per share
 -----------------------------------   -----------------------------------
   (Title of class of securities)                 (CUSIP number)


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 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Continued on Following Pages

 CUSIP No.       518439 10 4            13G           Page 2


      1       NAME OF REPORTING        The 1992 Leonard A. Lauder Grantor
              PERSONS:                 Retained Annuity Trust

              S.S. OR I.R.S.
              IDENTIFICATION NO. OF ABOVE
              PERSONS:

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP:*                                             (a) [_]
                                                                  (b) [x]

      3       SEC USE ONLY

      4       CITIZENSHIP OR PLACE OF  New York
              ORGANIZATION:

    NUMBER OF     5  SOLE VOTING POWER:      3,599,859
     SHARES

  BENEFICIALLY    6  SHARED VOTING POWER:        --
    OWNED BY

      EACH        7  SOLE DISPOSITIVE        3,599,859
    REPORTING        POWER:

   PERSON WITH    8  SHARED DISPOSITIVE          --
                     POWER:

      9       AGGREGATE AMOUNT               3,599,859
              BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:

      10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)          N/A
              EXCLUDES CERTAIN SHARES:*                             [_]

      11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
              (9):                                       6.1%
                                                         ** SEE ITEM 4
      12      TYPE OF REPORTING        OO
              PERSON:


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

     ITEM 1.  IDENTITY OF ISSUER

            (a) The name of the issuer is The Estee Lauder Companies Inc. (the "Issuer").

            (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

     ITEM 2.  IDENTITY OF PERSON FILING

            (a) - (c) This report is being filed by The 1992 Leonard A.
                      Lauder Grantor Retained Annuity Trust with a business address of 767 Fifth Avenue, New York, New York 10153 (the "Reporting Person"). The Reporting Person was organized in the State of New York.

            (d) - (e) This report covers the Issuer's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

     ITEM 3.

            Not Applicable.

     ITEM 4. OWNERSHIP

            (a) The Reporting Person beneficially owns 3,599,859 shares of Class A Common Stock as follows: 1,685,251 shares of Class A Common Stock and 1,914,608 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") held directly by the Reporting Person.

            (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 3,599,859 shares of Class A Common Stock, which would constitute 6.1% of the number of shares of Class A Common Stock outstanding.

                      Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 1,685,251 shares of Class A Common Stock and the 1,914,608 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 3.3% of the aggregate voting power of the Issuer.

            (c) As co-trustees of the Reporting Person, William P. Lauder and Gary M. Lauder share voting power, and William P. Lauder, Gary M. Lauder and Joel S. Ehrenkranz share dispositive power with respect to the 1,685,251 shares of Class A Common Stock and the 1,914,608 shares of Class B Common Stock owned by the Reporting Person.

     ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not Applicable.

     ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
     PERSON

            Leonard A. Lauder, as grantor of the Reporting Person, William
            P. Lauder and Gary M. Lauder, as co-trustees and beneficiaries of the Reporting Person, and Joel S. Ehrenkranz, as a co-trustee of the Reporting Person, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,685,251 shares of Class A Common Stock and the 1,914,608 shares of Class B Common Stock owned by the Reporting Person.

     ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not Applicable.

     ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

     ITEM 9. NOTICE OF DISSOLUTION OF GROUP

            Not Applicable.

     ITEM 10. CERTIFICATION

            Not Applicable.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              The 1992 Leonard A. Lauder Grantor Retained
     Annuity Trust



     Date: January 29, 1997              By:  /s/ William P.Lauder
     -----------------------                 --------------------------------
                                             William P. Lauder, trustee

                                  EXHIBIT INDEX
                                  -------------

     Exhibit A         --         List of Parties to the Stockholders'
                                  Agreement









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